

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

MAIL STOP 3561

April 3, 2009

Mr. Randall Goulding
Chief Executive Officer
INverso Corp.
155 Revere Drive, Suite 10
Northbrook, IL 60062

> **Re: INverso Corp.**
> **Form 10-KSB**
> **Filed September 30, 2008**
> **File No. 000-50898**

Dear Mr. Goulding:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

General

1.   Please note SEC Release 33-8876 became effective on February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on Form 10-K/A rather than Form 10-KSB/A. Also, refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X. Please comply with the requirements of Article 8 of Regulation S-X in your future filings.

2. Please revise your Form 10-KSB cover page to indicate whether you have filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months.

3. Please amend your Form 10-KSB cover page to conform to the requirements of the Form. We note, for example, that you do not indicate that you are a shell company.

Description of Business, page 3

Part II

Market for Common Equity and Related Stockholder Matters, page 4

4. Please revise to state the approximate number of record holders. See Item 201(b) of Regulation S-B.

5. Provide the disclosure required by Item 701 of Regulation S-B. For example, we note the sale of Hydrogenesis.

Controls and Procedures, page 16

6. Please note that the evaluation of your disclosure controls and procedures must be performed as of the end of the period covered by the report (i.e. June 30, 2008), not "as of a date within ninety (90) days prior to the filing date" of your Form 10-KSB. Please revise.

7. We note your disclosure that you "have no formal procedures in place for processing and assembling information to be disclosed in [y]our periodic reports." Based on this statement, tell us how you have completed an evaluation of the effectiveness of your disclosure controls and procedures and your internal controls over financial reporting.

8. We note that as of June 30, 2008, you concluded that your disclosure controls and procedures were effective. Considering the issues raised in this letter and the fact that you did not provide management's annual report on internal controls over financial reporting, please tell us how these omissions affect management's conclusion that disclosure controls and procedures were effective or amend your Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of June 30, 2008.

9. We note that you have not provided management's annual report on internal controls over financial reporting. Please amend your filing to provide the disclosures required by Item 308T of Regulation S-K. In addition, if you identify any material weaknesses, please ensure you disclose the material

weaknesses identified and provide a detailed discussion of your remediation plan related to each of the material weaknesses identified.

Changes in Controls and Procedures

10.   Please revise to disclose any changes in your internal control over financial reporting <u>during your last fiscal quarter</u>, not "following the Evaluation Date", in accordance with Item 308(c) of Regulation S-K.

Section 16(a) Beneficial Ownership Reporting Compliance, page 18

11.   On page 18 you indicate that "with one exception, [y]our sole director, officer, and [y]our stockholders complied with all filing requirements …" Please revise to provide the identity of such person and provide the information required by Item 405(a)(2) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 19

12.   Please provide the disclosure of the security ownership of management as required by Item 403(b) of Regulation S-B. In addition, Item 403(a) requires disclosure of beneficial owners of more than five percent of voting securities, rather than the 10% disclosed in this section. Please revise. Lastly, please revise to disclose the control person for The Nutmeg/Fortuna Fund.

Certain Relationships and Related Transactions, page 19

13.   It appears that Mr. Goulding was counsel to Nanologix at the time of the transaction in January 2007. Please explain why such transaction is not required to be disclosed in this section by Item 404 of Regulation S-B or revise. In addition, it appears the note payable from Nutmeg Group should be disclosed in this section.

Exhibits

14.   We note that you have omitted your Section 302 and 906 certifications. Please provide these certifications as exhibits to your amended Form 10-K in accordance with Item 601(31) and (32) of Regulation S-K.

15.   In responding to the foregoing, please note that this comment also appears to be applicable to your Form 10-Q filed November 11, 2008.

<u>Signatures</u>

16.   Please revise to have Mr. Goulding sign your Form 10-KSB in his individual
        capacities and not merely on behalf of the registrant. See General Instruction C.2.
        to Form 10-KSB.

<u>Form 10-Q, for the quarter ended September 30, 2008</u>

<u>Cover Page</u>

17.   We note that you have checked the box indicating that you are not a shell
        company. However, it appears that you are a blank check company with nominal
        assets, which would fall within the definition of a shell company. Please refer to
        the definition in Rule 12b-2 of the Exchange Act.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 9</u>

18.   Briefly address what business Genesi, Inc. is in and whether they have any
        revenues, employees or net income to date. Also disclose here and elsewhere as
        appropriate, consistent with your Form 8-K, filed August 12, 2008, that Randall
        Goulding controls Genesi, Inc. and that this was a related party transaction.

<u>Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 10</u>

19.   Please revise here and elsewhere, to address your August 5 and 6, 2008 private
        placements. Provide the disclosure required by Item 701 of Regulation S-K. This
        disclosure should include the proceeds raised, the parties involved, the exemption
        relied upon and the facts supporting your reliance upon the exemption. Also,
        revise to address the $53,075 in finance charges for the current period – including
        what they relate to and who provided the services.

<u>Item 4. Controls and Procedures</u>

20.   Please note that the evaluation of your disclosure controls and procedures
        must be performed as of the end of the period covered by the report (i.e.
        September 30, 2008), not "as of a date within ninety (90) days prior to the
        filing date" of your Form 10-Q. Please revise.

21.   We note your disclosure that you "have no formal procedures in place for
        processing and assembling information to be disclosed in [y]our periodic
        reports." Based on this statement, tell us how you have completed an
        evaluation of the effectiveness of your disclosure controls and procedures.

22.   We note that as of September 30, 2008, you concluded that your disclosure
        controls and procedures were effective. Considering the issues raised in this

letter, please tell us how these issues affect management's conclusion that disclosure controls and procedures were effective or amend your Form 10-Q to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of September 30, 2008.

Item 13. Exhibits and Reports of Form 10-K

23.   We note that you have omitted your Section 302 and 906 certifications. Please provide these certifications as exhibits to your amended Form 10-K in accordance with Item 601(31) and (32) of Regulation S-K.

Form 10-Q, for the quarter ended December 31, 2008

Item 4. Controls and Procedures

24.   Please note that the evaluation of your disclosure controls and procedures must be performed as of the end of the period covered by the report (i.e. December 31, 2008), not "as of a date within ninety (90) days prior to the filing date" of your Form 10-Q. Please revise.

25.   We note your disclosure that you "have no formal procedures in place for processing and assembling information to be disclosed in [y]our periodic reports." Based on this statement, tell us how you have completed an evaluation of the effectiveness of your disclosure controls and procedures.

26.   We note that as of December 31, 2008, you concluded that your disclosure controls and procedures were effective. Considering the issues raised in this letter please tell us how these issues affect management's conclusion that disclosure controls and procedures were effective or amend your Form 10-Q to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of December 31, 2008.

Section 302 Certifications

27.   We note that your Section 302 certifications did not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
- you replaced the word "report" with "quarterly report" in various instances
- you replaced the phrase "the registrant's other certifying officer(s) and I" with "we" in various instances
- the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
- your paragraphs 4(a), 4(b) and 4(c) do not appear to comply with Item 601(31) of Regulation S-K
- you have omitted paragraph 4(b) as defined in Item 601(31) of Regulation S-K

- your paragraph 5(a) does not appear to comply with Item 601(31) of Regulation S-K
- you have replaced the phrase "internal control over financial reporting" with "internal controls" in paragraph 5(b)
- you have added a paragraph (i.e. paragraph 6) that does not appear to comply with Item 601(31) of Regulation S-K

Please revise your certification to address the issues above.

28.   Please provide your section 302 and 906 certifications as exhibit 31 and 32 in accordance with Item 601 of Regulation S-K versus as Exhibit 99.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 at with any other questions.

Sincerely,

John Reynolds
Assistant Director